Exhibit 10.41
March 2, 2006

Megan Featherston 6110 SW 38th Street Topeka, KS 66610
Dear Megan:
This letter has been updated to represent our conversations and our prior offer letters to you, most recent letter dated February 24, 2006.
It is a pleasure to formally offer you the position of Chief Merchandising Officer for Wilsons Leather reporting to Mike Searles, Chairman and Chief Executive Officer. Key elements of our offer are as follows:

Base Pay:	$300,000 annually (paid bi-weekly) with your first annual performance/merit review in April 2007.

STI Plan:	The targeted annual award bonus is 40% of annual base salary (or $120,000) once we achieve our operating profit performance target. Once achieved, you will also participate in a bonus pool award for every $1 million improvement in operating profit from target. The pool allocation award for you is $7,000 for each $1 million improvement in operating profit. Maximum annualized incentive payout under the plan is 200% of salary or $600,000. See enclosure for more specific plan details.

For fiscal year 2006, we have agreed to guarantee the 12-month value of your award in the form of cash payment of $120,000 (gross) payable in March 2007. If you decide to voluntarily leave the employ of Wilsons Leather and resign prior to March 2007, the award would not be payable.

LTI Plan:	You will receive a grant of 150,000 options to be awarded shortly after your start date. Under our plan, options vest over 3 years. The 150,000 award shall vest cumulatively with one third of the shares vesting on each of the first, second, and third anniversaries of the date of grant. The option is subject to the terms and conditions of a stock option agreement to be entered into between you and the company. Refer to the enclosed LTI Agreement for more details, if needed. In reference to your questions regarding vesting on a change in control, please see section 7(a)(3) of the Plan, which states:
7401 Boone Avenue North Brooklyn Park, Minnesota 55428
763.391.4000 763.391.4906 fax wilsonsleather.com

Megan Featherston
March 2, 2006

LTI Plan (cont.):	“(3) Exercisability. Each Option shall be exercisable in whole or in part on the terms provided in the Agreement, provided that if a Change in Control shall occur, then any Option that has not expired or been terminated shall become exercisable in full...”

As discussed, with significant and noteworthy promotions the company employs a practice of evaluating an associate’s current option award package and recommends with Compensation Committee approval, additional awards. In addition, the company plans to recommend additional awards to employees late 2009/spring 2010.

All awards are subject to the approval of the Compensation Committee. The move to a five-year review of awards was instituted spring 2005 with awards being issued June 2, 2005.

Signing Bonus:	$100,000 (gross). You will receive this one-time signing bonus with your first regular paycheck. If you voluntarily resign your employment or are terminated for cause within one (1) year from your date of hire, you shall repay to Wilsons Leather 100% of the signing bonus. If you voluntarily resign or are terminated for cause within two (2) years from your date of hire, you shall repay to Wilsons Leather 50% of the signing bonus. Solely for purposes of determining whether or not you must repay all or a portion of the signing bonus, “terminated for cause” shall mean termination due to any act of fraud, misappropriation of company funds or assets, dishonesty or similar conduct, or indictment for or conviction of a felony.

Severance:	Although Wilsons Leather employees are generally employed at-will and the company does not enter into employment guarantees with its employees, you have requested assurances that you would have the opportunity to demonstrate your abilities to make substantial and sustained improvements to the company’s merchandising position. To address this concern, Wilsons Leather commits that if your employment is involuntarily terminated by the company before the third anniversary of your starting date for reasons other than “cause” (as defined above), then the company will pay you (1) severance pay in an amount equal to your final annual base salary, and (2) if such termination date is on or after July 1 of the plan year, a payment equal to your full target bonus for such STI Plan year in which the termination occurs. Payment to you of any severance pay or STI

Megan Featherston
March 2, 2006

Severance (cont.):	bonus under this paragraph will further be conditioned upon you signing a separation agreement in a form determined by the company, such agreement to include a release of all claims against the company, its affiliates, officers, directors, employees, agents and assigns. Any severance payable will be paid to you after expiration of any rescission periods provided for in the separation agreement continuing in accordance with the Company’s regular payroll schedule for one year thereafter.

In the event the company in good faith determines that the severance pay described above results in an amount being included as compensation in your gross income under Section 409A of the Internal Revenue Code, the company will also make an additional cash payment to you equal to 20% of such amount, which payment will be made to you on (or as soon as administratively practicable after) the first day of the seventh month following separation from service as determined under Section 409A.

Any bonus payable under this paragraph will be paid to you on (or as soon as administratively practicable after) the first day of the seventh month following separation from service as determined under Section 409A of the Internal Revenue Code.

Relocation:	Benefits as outlined in the enclosed executive relocation package and includes reimbursement for home sale and home purchase expenses, tax gross up benefits, and other relocation benefits to ensure a successful move for you and your family. We have agreed to extend your interim living through August 31, 2006 if needed.

Additional
Remuneration:	We have agreed to reimburse you for actual relocations costs incurred as part of your relocation, which has been in process from Topeka, Kansas to Dallas, Texas. I will work closely with you once you provide me appropriate documentation on expenses incurred. Your pay back obligations to Michaels for relocation expenses will be reimbursed to you by Wilsons Leather. In addition, we will work with the tax and accounting experts regarding any additional tax obligations incurred by you and provide for additional reimbursement, if added taxes are incurred, as a result of income consideration(s) related to this transaction. I would encourage your tax representative to participate in this review to ensure that we close out the 2006 tax year properly for yourself and Wilsons Leather.

Megan Featherston
March 2, 2006

Spouse Job Search Assistance:	The Company will provide job search assistance in order to support search efforts for your spouse, if desired. Betty will provide at the appropriate time a professional consulting firm, and contacts at major companies for your spouse, if needed.

Other Major Benefits:	Medical, dental, life, 401(k), ESPP and more. Details of these benefits are provided in the enclosed benefits materials.
While these details are essential when considering our position, I believe the most important aspect of this offer is my commitment to you as a member of our executive team and your broader role as an executive officer of this company. With your background and expertise, we are confident that you will very quickly make a solid contribution. We need broad-gauged, fast-paced, talented employees to lead us into the future as we establish more aggressive sales & profit plans to strategically position our existing business concepts and as we also establish new growth vehicles.
We look forward to a positive response and a mutually rewarding working relationship. Feel free to contact Mike Searles at his office 763-391-4300 or on his blackberry 763-742-0604. I am also available at 763-391-4140 or my cell 612-889-0255 if you have any questions.
Have a great weekend.
Sincerely,
/s/ Betty Goff
Betty Goff
Vice President, Human Resources
cc: Mike Searles, Chairman and Chief Executive Officer
/cc
Attachments:
•	Leadership Team Incentive Plan

•	Long Term Incentive Plan Agreement

•	Executive Relocation Plan

•	Benefits Overview